April 15, 2009

Ms. Lyn Shenk
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Re:	Cal-Maine Foods, Inc
File No. 000-04892
Form 10-K: For the fiscal year ended May 31, 2008
Form 10-Q:  For the quarterly period ended November 29, 2008
Schedule 14A filed August 28, 2008

Dear Ms. Shenk;

This letter serves as the response of Cal-Maine Foods, Inc. (the “Company”) to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated March 20, 2009.   The Staff comments have been reproduced in italics in this letter and the response of the Company to each comment is set forth immediately following the comment.

Form 10-K for the fiscal year ended May 31, 2008

Item 1A. Risk Factors

We are controlled by a principal shareholder, page 15

1.   We note from your risk factor that your company’s Class A Common Stock provides ten votes per share.  Furthermore, we note that dividends paid on each share of your company’s Class A Common Stock were less than those paid on each share of your company’s ordinary Common Stock until October 2, 2008.  Given that different rights and privileges have been ascribed to your company’s Class A Common Stock and ordinary Common Stock, please disclose all of the pertinent rights and privileges of each class of security in a footnote to your financial statements.  Refer to paragraph 4 of SFAS No. 129 for further guidance.

Response:   We will revise all future filings to include the following disclosure related to our two classes of capital stock.  This disclosure will appear in our notes to the consolidated financial statements in our future filings on Form 10-K.

The Company has two classes of capital stock: Common Stock and Class A Common Stock. Holders of shares of the Company’s capital stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Common Stock entitled to one vote and each share of Class A Common Stock entitled to ten votes. The Common Stock and Class A Common Stock have equal liquidation rights. As of October 2, 2008, the Common Stock and Class A Common Stock have the same dividend rights, whereas previously the Class A Common Stock received an amount equal to 95% of any cash dividend payable on a share of Common Stock. In the case of any stock dividend, holders of Common Stock are entitled to receive the same percentage dividend (payable only in shares of Common Stock) as the holders of Class A Common Stock receive (payable only in shares of Class A Common Stock). Upon liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably with the holders of Class A Common Stock in all assets available for distribution after payment in full of creditors. The Class A Common Stock may only be issued to Fred R. Adams, Jr., the Company’s Chief Executive Officer, and members of his immediate family, as defined.. In the event any share of Class A Common Stock, by operation of law or otherwise is, or shall be deemed to be owned by any person other than Mr. Adams or a member of his immediate family, the voting power of such stock will be reduced from ten votes per share to one vote per share. Also, shares of Class A Common Stock shall be automatically converted into Common Stock on a share per share basis in the event the beneficial or record ownership of any such share of Class A Common Stock is transferred to any person other than Mr. Adams or a member of his immediate family. Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time. The holders of Common Stock and Class A Common Stock are not entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Common Stock must be identical to that received by holders of Class A Common Stock, except that if any such transaction in which shares of Capital Stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the classes of Capital Stock. No class of Capital Stock may be combined or subdivided unless the other classes of Capital Stock are combined or subdivided in the same proportion. No dividend may be declared and paid on Class A Common Stock unless the dividend is payable only to the holders of Class A Common Stock and a dividend payable to Common Stock is declared and paid concurrently in respect of outstanding shares of Common Stock in the same number of shares of Common Stock per outstanding share.

Based on our review of the requirements of paragraph 4 of SFAS No. 129, we believe the above disclosure in addition to the current discussion already in our 10-K will enhance our compliance to those requirements.

Item 6.  Selected Financial Data, page 20

2.  Please revise “Item 6” of your future filings on Form 10-K to briefly describe or cross reference to factors such as accounting changes, business combinations, or dispositions of business operations that materially affect the comparability of the information reflected in your table of selected financial data.  For example, your disclosure in “Item 6” should describe or cross-reference to discussions of your company’s acquisitions of Hillandale, LLC, Zephyr Egg, LLC, and Tampa Farms, LLC.   Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance.  In addition, please consider whether similar disclosure should accompany your table of “Quarterly Financial Data” provided in Note 12 to your financial statements.   Refer to Item 302(a)(3) of Regulation S-K for further Guidance.

Response: In all future filings on Form 10-K we will briefly describe or make the cross-references necessary in Item 6, as required by Item 301 of Regulation S-K, factors that may materially affect the comparability of the information reflected in our table of selected financial data.  In addition, we will make similar disclosure in our table of quarterly financial data provided in note 12 to our financial statements as required by Item 302(a)(3). The addition of the cross-references will assist readers of our future filings comprehend the most relevant factors affecting the comparability of the information reflected in “Item 6.” and the “Quarterly Financial Data” note disclosure appearing in the footnotes to the consolidated financial statements.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

3.  Please revise your disclosure to discuss and analyze the existence of and reasons for major trends in your company’s results of operations over the last three years – such as, the significant sales volume and unit price growth that have been realized.  In addition, discuss whether you expect such trends to continue.   For example, we believe that it would be useful if your overview explained in summary form why your company’s results of operations changed from a $1 million loss in fiscal year 2006 to a $152 million profit in fiscal year 2008.

Response: In our Form 10-Q for the period ended February 28, 2009, we added the following disclosure to our MD&A.   We believe the following disclosure effectively encapsulates the volatility in the shell egg industry and the impact this has on our financial results.  In future filings on Form 10-K and Form 10-Q we will disclose the following in our MD&A discussion.  We believe the following additional disclosure adequately describes the primary cause of fluctuations in our financial results both historically and prospectively.

Our operating results are directly tied to egg prices, which are highly volatile and subject to wide fluctuations, and are outside of our control. The shell egg industry has traditionally been subject to periods of high profitability followed by periods of significant loss. In the past, during periods of high profitability, shell egg producers have tended to increase the number of layers in production with a resulting increase in the supply of shell eggs, which generally has caused a drop in shell egg prices until supply and demand return to balance.  As a result, our financial results from year to year may vary significantly.  Prices for shell eggs fluctuate in response to seasonal factors and a natural increase in shell egg production during the spring and early summer.  Shell egg prices tend to increase with the start of the school year and are highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter.  Consequently, we generally experience lower sales and net income in our first and fourth fiscal quarters ending in August and May, respectively. As a result of these seasonal and quarterly fluctuations, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

We will make all necessary disclosures in the event that there are any significant trends in the overall marketplace other than changes to egg prices, which significantly impacts the comparability of our financial results for all current and previous periods presented in our future Form 10-K and Form 10-Q filings.

Results of Operations, page 22

4.  Your MD&A disclosure regarding shell egg revenue, the quantity of shell eggs sold, and the average selling price of shell eggs appears to place significant emphasis on the aggregate sales of non-specialty and specialty shell eggs and their blended average selling price, without providing a detailed analysis of the quantity of non-specialty and specialty shell eggs sold and their average selling prices on an individual basis.  However, we note the following with regard to your company’s sales of non-specialty shell eggs, specialty shell eggs, and shell eggs sales in the aggregate:

•
Although the quantity of non-specialty shell eggs sold, as well as the aggregate number of shell eggs sold, declined in fiscal year 2008, the quantity of specialty shell eggs sold during fiscal year 2008 increased significantly.

•
Although the average selling price of non-specialty shell eggs, as well as the blended average selling price of all shell eggs, was significantly higher in fiscal year 2008 than in fiscal year 2007, the average selling price of specialty shell eggs did not increase significantly in fiscal year 2008.

•
Although the average selling price of non-specialty shell eggs, as well as the blended average selling price of all shell eggs, increased significantly lower than the average selling price of specialty shell eggs during fiscal year 2008

Based upon the aforementioned information, it appears that the quantities of specialty eggs sold and non-specialty eggs sold have fluctuated independent of each other, the average selling price of specialty shell eggs is less volatile than the average selling price of non-specialty eggs, and the average selling price of specialty eggs continues to be significantly higher than the average selling price of non-specialty eggs.   As such, we believe that your MD&A disclosure should be expanded to separately discuss the revenue generated by specialty shell eggs and non-specialty shell eggs, as well as the underlying trends or factors (e.g. changes in quantities sold or price) impacting the revenue generated by each.

Response: Since we are the nation’s largest domestic shell egg producer and the only publicly traded company in the shell egg industry, for competitive reasons we are concerned that segregating our shell egg sales by type and providing a detailed analysis of the quantity of non-specialty and specialty shell eggs sold and their average selling prices by type could put us in an unfair advantage against our competitors.  The shell egg industry is fiercely competitive and we believe that providing the level of detail called for in the Staff’s comment will allow our competitors to easily determine the prices we charge our customers which could leave the Company at a competitive disadvantage. In  future filings on Form 10-K and Form 10-Q, we will enhance our discussion of the specialty and non-specialty egg sales, but for competitive reasons specific disclosures related to dozens sold and average selling prices by type of product sold will not be made.  Our enhanced disclosures in future filings will reflect that specialty eggs prices are not tied to the prices of our non-specialty or generic eggs which are tied to the commodity prices of eggs, and prices for specialty eggs are more stable; whereas prices for our generic eggs are highly volatile and subject to wide fluctuations, and are outside of our control. We believe that our existing disclosures along with the enhanced disclosures described above will allow the readers to understand the impact of quantities sold and pricing on our net sales for the periods presented.

5.  We note that your MD&A discussion of “Cost of sales” focuses primarily on changes in your company’s feed costs and the impact of such changes on the amount of expense recognized.  However, eggs purchased from outside producers, as well as “other operating costs,” appear to be material components of cost of sales, which also impact the amount of expense recognized.   We believe that you should quantify and discuss the extent to which changes in your company’s cost of sales have resulted from each material component.  In this regard, please consider enhancing your disclosure by:

•
utilizing a table to list and quantify the amount of expense attributable to each material component of cost of sales (e.g., feed cost, eggs purchased from outside producers, etc.) for each reporting period discussed in MD&A;

•
expanding your narrative disclosure to provide a detailed discussion and analysis of each component of cost of sales that has been identified in the table referenced above – including the factors or trends impacting those components;

•
ensuring that the expense recognized for each material component of costs of sales is discussed in terms of both price and volume, as applicable (e.g., consider quantifying changes in the unit price of eggs purchased from outside producers, as well as the changes in the volume purchased).

In addition, we believe that you should (i) consider utilizing tables to list and quantify the material components of your company’s selling, general, and administrative expenses (e.g., franchise fees, equity compensation expense, administrative payroll expenses, employee insurance costs, etc.) and (ii) expand your narrative disclosure to discuss the factors or trends resulting in changes to each material component, as appropriate.

Response: In all future filings where we feel that the utilization of tables will enhance disclosure we will provide the necessary tables.  We were in receipt of this letter prior to filing our Form 10-Q for the period ended February 28, 2009.    The Form 10-Q for the period ended February 28, 2009 was filed with the Commission on April 1, 2009.  In that Form 10-Q, we did utilize tables to enhance the disclosure of the changes in our selling, general, and administrative expenses, and will continue to provide similar tables in future filings.    We will also enhance our narrative disclosure for the above named areas in all future filings where there are factors or trends having a significant impact on each material component in the abovementioned areas.

Capital Resources and Liquidity, page 25

6.  In each of your last two annual reports on Form 10-K, you have stated that your company’s need for working capital and seasonal borrowings are generally higher in the first and second fiscal quarters, which end in August and November, respectively.  However, in each of your Form 10-Qs filed during the last two years, you have stated that your company’s need for working capital and seasonal borrowings is generally higher in the first and last fiscal quarters, which end in August and May, respectively.  Please reconcile your disclosure.

Response:  We will reconcile this disclosure in future filings, on Form 10-Q and Form 10-K, and in the absence of any changes will state the following:

Our need for working capital generally is highest in the last and first fiscal quarters ending in May and August, respectively, when egg prices are normally at seasonal lows.  Seasonal borrowing needs frequently are higher during these quarters than during other fiscal quarters.

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

7.  You have discussed your company’s material legal proceeding in “Item 3” of your Form 10-K.  However, you have not discussed those legal proceedings in the footnotes  to your financial statements to your financial statements.  In this regard, please revise your footnotes to disclose all material contingencies for which it is at least reasonably possible that a loss may have been incurred.   Refer to paragraph 10 of SFAS No. 5 for further guidance.

Response: In making our assessments for disclosure of material contingencies related to our legal proceedings we reviewed paragraphs 1, 8 & 10 of SFAS No. 5.

As required by paragraph 10 of SFAS 5, we will include in future filings a discussion of the legal proceedings as they appear in “Item. 3” of our Form 10-K filings, because of the reasonable possibility that a loss may have been incurred.

Note 1.  Significant Accountant Policies

Revenue Recognition and Delivery Costs, page 42

8.  Please revise your disclosure to not only state the criteria that must be met prior to revenue recognition, but when specifically these criteria are met in your business.  In other words, if revenue is recognized when products are shipped or delivered to customers, please state so.

Response:  In our Form 10-K annual report we state the following:

Revenue Recognition and Delivery Costs
The Company recognizes revenue only when all of the following criteria have been met:
·	Persuasive evidence of an arrangement exists;
·	Delivery has occurred;
·	The fee for the arrangement is determinable; and
·	Collectibility is reasonably assured.

For future filings on Form 10-K we will add that the above criteria are typically met upon delivery of product to our customers.

Note 2. Acquisitions, page 45

9.  We note that on July 28, 2005, your company entered into an agreement with Hillandale Farms, Inc. and Hillandale Farms of Florida, Inc.  Pursuant to such agreement, it appears (i) the aforementioned entities transferred identified assets and liabilities to Hillandale, LLC (i.e. a newly formed entity) in exchange for 100 percent of that entity's initial membership interests and (ii) your company has agreed to acquire 100 percent of the membership interests in Hillandale, LLC through a series of acquisition installments, which have already begun and continue through your 2010 fiscal year.  Based upon your footnote, it appears that (a) your company initially acquired 51 percent of the membership interest of Hillandale, LLC on October 12, 2005 for approximately $27,000 million, (b) your company has subsequently acquired an additional 25 percent of the membership interest of Hillandale, LLC based upon the book value of the membership interest, as measured shortly before each of the subsequent acquisition dates, and (c) your company plans to acquire the remaining 24 percent of the membership interest of Hillandale, LLC based upon the book value measure shortly before each of the remaining two acquisition dates.  However, it appears that you may be accounting for the acquisition of Hillandale, LLC, as if your company owned 100 percent of the entity since the initial acquisition date.  In this regard, please address the following items, so that we may gain a better understanding of the Hillandale Acquisition, as well as your accounting treatment:

(1)  Tell us the underlying business reason why 100 percent of the membership interest of Hillandale, LLC is being acquired through periodic installments, as opposed to acquiring 100 percent of the membership interest upon consummation of the transaction.

Response:  There were several underlying business reasons why 100 percent of the membership interest in Hillandale, LLC (“Hillandale”) is being acquired through periodic installments.  First and foremost, the Company was able to obtain control of Hillandale on July 28, 2005 (the “Acquisition Date”).  In its negotiations with the selling members of Hillandale, the Company agreed to purchase 51 percent of the membership interests on October 12, 2005 and the remaining 49 percent over the next four years based upon the fair value of the tangible assets of Hillandale as of the Acquisition Date.  In addition, the Company agreed to adjust the purchase price of the remaining 49 percent based upon the earnings or losses of Hillandale in the four years subsequent to the Acquisition Date, effectively providing an earn-out to the selling members.  The president of Hillandale Farms, Inc. and Hillandale Farms of Florida, Inc., who was also the majority shareholder, desired to continue employment with Hillandale for at least the next four years following the Acquisition Date.  His continued employment aided in the integration of Hillandale into the Company’s business.   Accordingly, the structure of the Hillandale Acquisition was also designed to facilitate the president’s continuing involvement in Hillandale.

(2)  Tell us whether or not your initial purchase price allocation is based upon your company's proportionate share of the estimated fair value of the acquired Hillandale, LLC assets and liabilities (i.e., the 51 percent of the membership interest initially acquired).  If not, please tell us the basis for your purchase price allocation and cite the accounting literature that you believe supports your accounting treatment.

(3)  Tell us whether or not you are accounting for your company's subsequent purchase installments as acquisitions of a portion of the non-controlling interest in the Hillandale, LLC (e.g., a step-acquisition).  Refer to paragraph 14 of SFAS 141.  If each installment is not being accounted for similar to a step-acquisition, please tell us how you are accounting for the subsequent purchases and cite the accounting literature that you believe supports your accounting treatment.

(4)  Tell us why you believe that it was appropriate to base your initial purchase price allocation on the sum of your company's initial cash investment and your estimate of the aggregate installment payments required to acquire the remaining 49 percent of Hillandale, LLC – particularly, as the minority interest holders appear to maintain the risks and rewards associated with their remaining beneficial ownership until such ownership is subsequently acquired.

(5)  Explain to us why you believe it was appropriate to record a liability for the estimated remaining acquisition payments upon consummation of the transaction.

Response (items (2) through (5)): The initial purchase price allocation is based on the purchase price of the 51 percent of the membership interest initially acquired plus the present value of the purchase obligation for the remaining 49 percent of membership interest over the next four years. Accordingly, subsequent purchases of membership interests are reported as reductions to the purchase obligation rather than as acquisitions of non-controlling interests.  Because the Company obtained control of Hillandale on the Acquisition Date and had an unconditional obligation to acquire the remaining 49 percent of the membership interests, and the members had an unconditional obligation to sell their membership interests to the Company, the Company recorded its purchase obligation at the fair value as of the Acquisition Date in accordance with paragraphs 4, 5 and 6 of SFAS 141. Paragraph 4 of SFAS 141 states, in part, “If the consideration given is in the form of liabilities incurred or equity interests issued, the liabilities incurred and equity interests issued are initially recognized at the date of the acquisition.” Paragraph 6 of SFAS specifies that the measurement is based on the fair value of the consideration given or the fair value of net assets acquired, whichever is more clearly evident.  The Company determined the fair value of the purchase obligation based on the discounted cash flows without regard to possible future increases or decreases to the obligation.  Such increases or decreases to the purchase obligation are accounted for as contingent consideration based upon the provisions of paragraphs 25 through 28 of SFAS 141.  Accordingly, subsequent increases or decreases to the purchase obligation are recorded as increases or decreases to the cost of the acquired entity (i.e., adjustment to the purchase price).

We considered the applicability of certain other accounting literature to the accounting for the Hillandale Acquisition.  Paragraph 14 of SFAS 141 specifies that the acquisition of some or all of the noncontrolling interests shall be accounted for using the purchase method (e.g., a step acquisition). By obtaining control of Hillandale and incurring an unconditional obligation to acquire the noncontrolling interests, as well as the noncontrolling interest holders incurring an unconditional obligation to sell, management believes that the Company had substantially all of the risks and rewards of ownership of Hillandale on the Acquisition Date. While the minority interest holders participate in the earnings and losses of Hillandale, they do not participate in market value changes in the underlying value of their membership interests.  Accordingly, subsequent payments for the membership interests in Hillandale are accounted for as a reduction to the purchase obligation rather than as a step acquisition as described in paragraph 14 of SFAS 141. We also considered whether the forward purchase obligation represents a derivative financial instrument in accordance with SFAS 133 and thus remeasured at fair value at each reporting period. Based upon the terms of the purchase obligation, it cannot be settled net. Accordingly, SFAS 133 does not apply. SFAS 150 and EITF 00-6 are applicable only to freestanding financial instruments.  Since the forward purchase contracts were entered into in connection with the agreement to acquire 100 percent of the membership interest in Hillandale, the purchase obligations are not considered freestanding and SFAS 150 and EITF 00-6 do not apply. The guidance in EITF 00-4 specifies the appropriate accounting for a fixed-price forward purchase contract to acquire noncontrolling interests in a business entered into in connection with the acquisition of a controlling majority interest of that business. The guidance of EITF 00-4 is consistent with the fact pattern in the Hillandale Acquisition, except that the Company’s forward purchase obligation is not at a fixed price. Accordingly EITF 00-4 does not apply.  The conclusion in EITF 00-4 is that the forward purchase contract should be accounted for as a financing of the purchase of the noncontrolling interest.   While EITF 00-4 is not applicable to the Hillandale Acquision, the Company determined that the appropriate accounting is similar to that described in EITF 00-4.

(6)  Tell us why you believe that it is appropriate to adjust the purchase obligation recorded on your balance sheet for changes in your estimate of your company's remaining acquisition installments.  As part of your response, also explain why you believe that changes in your estimate of future purchase installments should be recorded as additional purchase price (i.e. goodwill).  Please cite the accounting literature that you believe supports your accounting treatment.

Response: In August 2006 and 2007, the Company acquired a total of 25 percent of the noncontrolling interests in Hillandale in accordance with the terms of the acquisition agreement. The cash paid for the 25 percent noncontrolling interest approximated the recorded amount of the purchase obligation and the difference was recorded as an adjustment to the purchase price in accordance with paragraph 28 of SFAS 141. In the Company’s fiscal year ended May 31, 2008, Hillandale experienced a significant increase in earnings which substantially increased the amount of the purchase obligation that would be paid in August 2008. While the purchase obligation for 12 percent of the membership interest in August 2008 was based upon earnings of Hillandale through July 26, 2008, the Company determined it was appropriate to increase the purchase obligation to the estimated amount that would be paid so as not to understate the purchase obligation in its May 31, 2008 financial statements. By the time the Company filed its 2008 Form 10-K on August 5, 2008, the amount of the August 2008 purchase obligation was reasonably determinable.

(7)  Tell us whether your financial statements reflect the recognition of minority interest related to the portion of Hillandale, LLC's income and/or losses that will be allocated to the non-controlling members of Hillandale, LLC.  If not, please explain why you believe that the recognition of minority interest is not necessary and tell us how much such minority interest would be if recognized. As part of your response, please cite the accounting literature that you believe supports your accounting treatment.

Response: The Company’s financial statements do not reflect the recognition of minority interest related to Hillandale’s income and/or losses.  An explanation of why we believe that the recognition of minority interest is not appropriate is described in our response to comments (2) through (5) above.  The amount of minority interest income (expense) that would be recognized had the Company accounted for the noncontrolling interest in Hillandale as minority interests rather than as a purchase obligation was approximately $2,143,000, $1,214,000 and ($13,201,000) for the years ended June 3, 2006, June 2, 2007 and May 31, 2008, respectively.

Exhibits 31.1 and 31.2

10.  We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: In future filings we will not include the title on the certifying individual on the certification required by Exchange Act Rule 13a-14(a).

11.  We note that the certifications of your Principal Executive Officer and Principal Financial Officer exclude the language in paragraph 4, which refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), as well as the language required by Item 601 (b)(31)(i)(4)(b) of Regulation S-K.  In this regard, please confirm to us that your certifying officers have designed, established, and maintained internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).  In addition, please ensure that the certifications provided in your future filings fully comply with the requirements of Item 601 (b)(31) of Regulation S-K.

Response:  In all future certifications of the Principal Executive Officer (“PEO”) and Principal Financial Officer (“PFO”) we will include the language in paragraph 4.   The PEO and PFO have designed, established, and maintained internal control over financial reporting. In all future filings paragraph 4 of the abovementioned certifications will read as follows:

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))  for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

Form 10-Q:  For the quarterly period ended November 29, 2008

Item 1.	Financial Statements

Condensed Consolidated Statements of Cash Flows, page 5

12.  Per your statement of cash flows, it appears that your company received $26 million from debt issued during the 26-week period ended November 29, 2008.  In this regard, we note that your company’s total outstanding debt balance increased approximately 22.1% subsequent to the fiscal year ended May 31, 2008.  However, you have not discussed the terms of your company’s additional borrowings in the footnotes to your financial statements.  In future filings, please revise your footnote disclosure  to discuss significant new borrowings obtained during your company’s interim periods.  Refer to Rule 10-01(a)(5) of Regulation S-X for further guidance.

Response:  In future filings we will include in our footnotes disclosure of any significant new borrowings obtained during the interim periods.   We made disclosure of the significant new borrowings in note 11 of Form 10-Q for the interim period ended February 28, 2009 which was filed April 1, 2009.

Schedule 14A filed August 28, 2008

Compensation Discussion and Analysis

Bonus Plans, page 9

13.  In future filings, please quantify all performance targets under the general bonus program that must be achieved in order for your executive officers to earn their incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.   Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response: In future filings, we will comply with recommendations set forth in the Staff’s comments.

14.  In this regard, in future filings please revise your discussion to clarify how you calculate named executive officer’s bonuses, or advise.  We note your disclosure on page 9 that each of your named executive officers may earn a bonus of up to fifty percent of his base salary.  However, the bonus amounts to Mr. Paramore and Mr. Hardin disclosed in the summary compensation table appear to be substantially more than fifty percent of their respective base salaries.

Response: In future filings, we will comply with recommendations set forth in the Staff’s comments.

Summary Compensation Table, page 11

15.  We note that your summary compensation table only discloses named executive officer compensation for your most recent fiscal year.  In future filings, please revise the summary compensation table to provide information for your three most recent fiscal years.  Refer to Item 402(c) of Regulation S-K and Securities Act Release No. 33-8732A (Nov. 7, 2006).

Response: In future filings, we will comply with recommendations set forth in the Staff’s comments.

We hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;

•	Staff comments or changes, if any, to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (601) 718-4220 should you have any questions or require further information.

Very truly yours,

/s/ Timothy A. Dawson

Timothy A. Dawson
Vice President, Chief Financial Officer, and Treasurer